Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn Augur
Assistant Vice President and
Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA email & EDGAR

August 9, 2022

Sumeera Younis, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:            The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N of
Post-Effective Amendment No. 36
File No. 333-170897

Dear Ms. Younis:

Attached is a copy of the above-referenced post-effective amendment filed on August 8, 2022.  As the transmittal letter states, this is a “template” filing (the “Template Filing”).  A copy of the request pursuant to Rule 485(b)(1)(vii) to file certain post-effective amendments under paragraph (b) of Rule 485 is attached.
The Template Filing introduces Lincoln ProtectedPaySM, a suite of guaranteed minimum withdrawal benefits (“GMWB”) that provide accumulation through account value lock-ins and annual enhancements, as well as withdrawals equal to a percentage of an income base. The rider suite is comprised of six different options that provide flexible investment and income choices to meet the individual needs of contract owners. Certain options offer more investment choices, but lower income rates. Other options offer level income for life, as opposed to income that decreases with decreasing account value. Once approved in a state, Lincoln ProtectedPaySM will replace the GMWB riders currently offered by the Company.

Additionally, the Template Filing discusses changes for new elections of the 4LATER® Select Advantage rider to align certain features more closely to the Lincoln ProtectedPaySM rider suite.

The effective date of the changes discussed in the Template Filing is yet to be determined but will be no earlier than November 21, 2022. The launch will be based on approval by our broker-dealers.

The Template Filing will allow similar disclosure to be reflected in additional products offered by Lincoln and Lincoln Life & Annuity Company of New York, as outlined in the August 9, 2022, template request letter addressed to Ms. Magovern.
Please contact me at (860) 466-1111 with any questions or comments. Thank you for your assistance.
Sincerely,
Carolyn E. Augur
Carolyn Augur

Legal Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn E. Augur
Assistant Vice President
and Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA EDGAR & email

August 9, 2022

Andrea Magovern, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629
Re:            The Lincoln National Life Insurance Company
Request Pursuant to Rule 485(b) (1)(vii)
Prospectus Template and Replicate Filings
Dear Ms. Magovern:
In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (“Lincoln Life”) and Lincoln Life  & Annuity Company of New York (together with Lincoln Life, the “Companies”) respectfully request the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through the Companies’ separate accounts (the “Replicate Filings”) under paragraph (b) of Rule 485.
Lincoln Life filed, on August 8, 2022, under Rule 485(a)(1) of the 1933 Act, the following “template” or model variable annuity filing as described below:
•	Lincoln Life Variable Annuity Account N, File No. 333-170897, Post-Effective Amendment No. 36 (the “Template Filing”).
In connection with this request, the Companies represent that:

•	The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings.

•	The Replicate Filings will incorporate changes made to the disclosure included in the Template Filing to resolve any staff comments thereon.

•	The Replicate Filings will not include any other changes that would otherwise render them ineligible for filing under rule 485(b).

Disclosure Changes
The Template Filing introduces Lincoln ProtectedPaySM, a suite of optional riders that provide accumulation through:
•	Guaranteed withdrawals up to the Protected Annual Income amount which is based upon a Protected Income Base;
•	An Enhancement amount added to the Protected Income Base;
•	Account Value Step-ups of the Protected Income Base to the Contract Value if the Contract Value is equal to or greater than the Protected Income Base after the Enhancement; and
•	Age-based increases to the Protected Annual Income amount.

The rider suite is comprised of six different options that provide flexible investment and income choices to meet the individual needs of contract owners. Certain options offer more investment choices, but lower income rates. Other options offer level income for life, as opposed to income that decreases with decreasing account value.

Lincoln ProtectedPaySM is available for election on all new and existing contracts. Contract owners who elect a Lincoln ProtectedPaySM rider will be required to adhere to the Investment Requirements applicable to their contract.

Additionally, the Template Filing discusses changes that will apply to new elections of the 4LATER® Select Advantage. Briefly:
•	the current protected lifetime income fee may increase annually after ten years from the rider effective date;
•	the guaranteed maximum annual fee is increased;
•	the Enhancement Period does not reset;
•	the Protected Income Base is the highest of the previous Protected Income Base, Account Value Step-up, or Enhancement Value.

The effective date of these changes is yet to be determined but will be no earlier than November 21, 2022. The launch will be based on approval by our broker-dealers.
The Companies propose to incorporate the changes listed above, as applicable, into the following Replicate Filings. Following each Securities Act filing number is the date the Replicate Filing was last subject to staff review.
Lincoln National Variable Annuity Account E
File No. 033-26032 (1/9/08)

Lincoln National Variable Annuity Account H
File No. 033-27783 (10/16/20)	File No. 333-63505 (8/14/20)	File No. 333-175888 (3/2/18)
File No. 333-18419 (4/2/13)	File No. 333-135219 (10/6/21)	File No. 333-181615 (6/12/20)
File No. 333-35784 (5/4/10)	File No. 333-170695 (9/26/19)	File No. 333-212681 (6/25/19)
File No. 333-61592 (2/9/18)

Lincoln Life Variable Annuity Account N
File No. 333-36316 (12/22/10)	File No. 333-138190 (4/26/17)	File No. 333-181612 (2/26/16)
File No. 333-40937 (10/29/10)	File No. 333-149434 (11/25/08)	File No. 333-212680 (2/11/21)
File No. 333-61554 (5/24/10	File No. 333-170529 (12/23/11)	File No. 333-214143 (8/13/21)
File No. 333-135039 (10/11/06)	File No. 333-174367 (11/20/12)	File No. 333-236907 (6/19/20)

Lincoln Life & Annuity Variable Annuity Account H
File No. 333-141754 (2/7/19)	File No. 333-141763 (6/15/18)	File No. 333-176216 (6/15/18)
File No. 333-141756 (4/2/07)	File No. 333-141766 (4/2/07)	File No. 333-181617 (9/14/18)
File No. 333-141758 (3/1/16)	File No. 333-171097 (8/26/16)	File No. 333-214112 (6/15/18)

Lincoln New York Account N for Variable Annuities
File No. 333-141752 (2/7/19)	File No. 333-141762 (4/2/07)	File No. 333-176213 (11/20/12)
File No. 333-141757 (4/2/07)	File No. 333-149449 (11/26/08)	File No. 333-181616 (11/20/20)
File No. 333-141759 (4/2/07)	File No. 333-171096 (4/27/11)	File No. 333-214111 (3/2/18)

Certain Replicate Filing registration statements do not offer the 4LATER® Select Advantage rider. Additionally, certain registration statements will not offer every option of the Lincoln ProtectedPaySM rider suite.
We understand that the Commission Staff will respond orally to this request.  Please direct your reply to the undersigned at (860) 466-1111.  Thank you for your assistance with and attention to this matter.

Sincerely,
Carolyn E. Augur
Carolyn E. Augur
cc:            Sumeera Younis